

December 19, 2011

Via E-mail
Zhenggang Wang
Chief Executive Officer
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re: China 3C Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed May 18, 2011**
> **File No. 000-28767**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations, page 18

Results of Operations, page 19

1. Please tell us and disclose, to the extent material, the impact of the foreign translation of your accounts in RMB into U.S dollars on your operating results for each period presented during the remeasurement of the financial statements.

Liquidity and Capital Resources, page 32

2. Tell us and define the line item "cash and equivalent" as presented in the consolidated balance sheets given the significant amount reported as of December 31, 2010. Tell us

and disclose the amount of cash in RMB versus other foreign currencies including US dollars. To the extent cash held in your PRC subsidiaries is not freely transferrable, please disclose the amounts not freely transferable here and in your notes to the financial statements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, page F-6

3. We note on page 18 that CDFL or Capital, a wholly owned subsidiary, previously owned 100% of Zhejiang before August 15, 2007. We also note that after that date, CFDL entered into contractual agreements with Zhejiang whereby CDFL owns 100% of Zhejiang's revenues but none of its equity interest. In that regard, tell us and disclose in more detail how you disposed of your equity interests in effecting the recapitalization and identify the parties who currently own the equity interests of Zhejiang and your relationships with these equity owners. We note that you consider Zhejiang a variable interest entity and that you consolidate Zhejiang in your consolidated financial statements.

Note 2. Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

4. We note your disclosure that the Company's functional currency is the Chinese Renminbi and that you refer the "Company" to "China 3C Group", the consolidated entity. Please tell us and clarify in your disclosures the functional currencies of the various entities within China 3C Group including each of the offshore holding companies and PRC entities. We are unclear regarding your disclosure of a consolidated functional currency according to the guidance within paragraphs 2 to 6 of ASC 830-10-45 and we do not believe there is a concept of consolidated functional currency within the applicable accounting literature. Please explain and revise your disclosures.

Return Policies, page F-11

5. We note your statement that "[i]n light of the aforesaid PRC laws and regulations and the Company's arrangements with suppliers, we do not provide an accrual for any estimated losses on subsequent sale of the return of products. As a result, we do not engage in assessing levels of inventory in the distribution channel, product obsolescence and/or introductions of new products, as none of those factors have any impact on us with respect to estimating losses on subsequent sale of returned goods." In this regard, explain to us and better clarify the meaning of your statement including why these factors would

not impact your estimated loss amounts on subsequent sale of returned goods in your facts and circumstances.

Management fees paid to the department stores under "store in store" model, page F-12

6. We note your disclosure that "[u]nder the 'store in store' business operation model, the company may pay management fees to the department stores, which are in the form of service charges or selling at an allowance (discount)". In this regard, tell us and disclose the nature of your arrangements with the department stores with respect to the service charges and discounts. Advise us and disclose how and when the arrangements would trigger service charges or discount (reduction of sales amount) and support your accounting with relevant authoritative accounting literature.

7. We note your disclosure on page F-11 that in the "store in store" model, you and your customer outlets have joint control of the inventory goods. In that regard, explain to us how the joint control arrangement works and if the joint controlled inventory has been included in your reported inventory balance and why. We may have further comment.

Note 5. Stock Warrants, Options, and Compensation, page F-16

8. Please provide the disclosure relating to significant assumptions used in the pricing model to estimate the fair value of share-based compensation awards for each year for which an income statement is presented. Refer to FASB ASC 718-10-50-2(f).

Note 7. Income Taxes, page F-17

9. We note your disclosures of US statutory rate reconciliations and the break out of current and deferred income taxes expenses for the periods presented. However, we cannot locate other required income taxes disclosures including, but not limited to, the components of deferred income tax assets or liabilities as well as the corresponding disclosures related to valuation allowances. Please provide all of the required disclosures pursuant to ASC 740-10-50 and show us your revised disclosures.

Note 13. Segment Information, page F-19

10. Tell us and disclose what "Other" reportable segment represents. Explain to us how this segment incurred significant loss from operations of $11.8 million in 2010.

11. Please reconcile for us the segment financial information presented here to those you disclosed in MD&A beginning page 20. In that regard, we note you disclose different financial information for the mobile phones, communication products and consumer products reportable segments. Also, please provide enterprise wide revenues derived from each product and service or each group of similar products and services as required by ASC 280-10-50-42.

Item 9A (T). Controls and Procedures, page 37

12. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information in connection with your process to determine whether your internal control over financial reporting was effective. Please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

13. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

14. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

15. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

• what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
• what relevant education and ongoing training he or she has had relating to U.S. GAAP;
• the nature of his or her contractual or other relationship to you;
• whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
• about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

16. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

• the name and address of the accounting firm or organization;
• the qualifications of their employees who perform the services for your company;

• how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
• how many hours they spent last year performing these services for you; and
• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

17. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

• why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
• how many hours they spent last year performing these services for you; and
• the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief